Exhibit 99.1 Press release

WiLAN Acquires Patent Portfolio from Eastman Kodak

OTTAWA, Canada – December 6, 2016 – WiLAN (TSX:WIN) (NASD:WILN) announced that its wholly‑owned subsidiary, Commercial Copy Innovations LLC (“Commercial Copy”), has acquired a portfolio of patents from Eastman Kodak Company (“Kodak”).

The portfolio covers various elements of electrophotography and other printing technologies with broad geographic coverage across numerous countries, including the US, Germany, Japan and China. WiLAN was able to select patents from a larger portfolio of more than 1,200 patent assets.

Kodak has been a technology leader in the digital printing process of electrophotography for over 45 years.

“We are pleased to be selected by Kodak to acquire this important portfolio,” said Jim Skippen, President & CEO, WiLAN.  “Kodak’s brand is synonymous with innovation, and we look forward to realizing a return on our investment in this portfolio and their significant R&D efforts.”

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

www.wilan.com                              © copyright Wi-LAN 20162